UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ANACOR PHARMACEUTICALS, INC.

(Name of Subject Company)

QUATTRO MERGER SUB INC.

(Offeror)

PFIZER INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

032420101

(CUSIP Number of Class of Securities)

Margaret M. Madden, Esq.

Vice President and Corporate Secretary

Chief Counsel—Corporate Goverance

Pfizer Inc.

235 East 42nd Street

New York, NY 10017-5755

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David K. Lam, Esq.

Alison Z. Preiss, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,881,231,785.25	$491,540.04

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 45,559,682 shares of common stock, par value $0.001 per share, of Anacor Pharmaceuticals, Inc. (“Anacor”) multiplied by the offer price of $99.25 per share, (ii) the net offer price for 3,927,775 shares issuable pursuant to outstanding options with an exercise price less than $99.25 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $99.25 minus the weighted average exercise price per share), (iii) 396,784 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $99.25, (iv) 100,880 shares subject to issuance upon settlement of outstanding performance restricted stock units multiplied by the offer price of $99.25 and (v) 19,998 shares estimated to be subject to issuance pursuant to Anacor’s Employee Stock Purchase Plan multiplied by the offer price of $99.25. The calculation of the filing fee is based on information provided by Anacor as of May 23, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $491,540.04	Filing Party: Quattro Merger Sub Inc. and Pfizer Inc.
Form or Registration No.: Schedule TO	Date Filed: May 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Quattro Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), with the U.S. Securities and Exchange Commission on May 26, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Anacor Pharmaceuticals, Inc., a Delaware corporation (“Anacor”), at a price of $99.25 per Share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated May 26, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 1.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below under “Compliance with the HSR Act.”

On May 27, 2016, Pfizer filed a Premerger Notification and Report Form under the HSR Act and on June 6, 2016, the FTC granted early termination of the waiting period under the HSR Act applicable to our purchase of Shares in the Offer. Accordingly, the Regulatory Condition has been satisfied. The Offer continues to be subject to the other conditions set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2016

QUATTRO MERGER SUB INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	President and Treasurer

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	Senior Vice President, Worldwide
Business Development

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 26, 2016. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on May 26, 2016. *

(a)(1)(G)	Press Release dated May 16, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on May 16, 2016).

(a)(1)(H)	Tweet from May 16, 2016 by Pfizer Inc. (@Pfizer_news) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. with the U.S. Securities and Exchange Commission on May 16, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of May 14, 2016, by and among Pfizer Inc., Quattro Merger Sub Inc. and Anacor Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Anacor Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on May 16, 2016).

(d)(2)	Confidentiality Agreement, dated as of April 19, 2016, by and between Pfizer Inc. and Anacor Pharmaceuticals, Inc. *

(g)	None.

(h)	None.

*	Previously filed.